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                                                               Exhibit (d)(11)

                  GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB)

     Any undefined terms used in this rider have the meaning set forth in the policy to which this rider is attached. This policy is referred to as Base Policy in the rest of this rider. This rider, when paid for, is made a part of the Base Policy, based on the application for the rider.

1. BENEFIT Prior to its Expiry Date, this rider guarantees that the Base Policy and any attached riders (see Section 8) will never lapse when the Base Policy's Cash Surrender Value is not enough to cover the current Monthly Deduction Charges, as defined in the Base Policy. The Expiry Date is shown on the "Policy Information" Policy Data page. The Expiry Date is based on the benefit period for this rider.

2. ACTIVATION OF THIS RIDER If on any Monthly Deduction Day, the Base Policy's Cash Surrender Value is not enough to cover the required Monthly Deduction Charges, this rider will be activated provided it is still in force.

     When this rider is activated, the Monthly Deduction Charges will be deducted from the Base Policy's Cash Value to the extent there is sufficient value. The amount of the Monthly Deduction Charges, which exceeds the available Cash Value, will be waived, including the charge for this rider.

     This rider will be in force if all of the following conditions are met.

     (a)  The Base Policy is still in force;

     (b)  This rider has not reached its Expiry Date;

     (c)  The Guaranteed Minimum Death Benefit (GMDB) Premium Test described in
          Section 3 of this rider is satisfied. If this test is not satisfied, this rider will still be in force provided it has not ended as described in Section 12; and

     (d) The requirements for policy loans, stated in Section 6 of this rider, must have been satisfied.

     If this rider ends during a period when the rider benefit is activated, the policy will enter the Late Period on the date this rider ends and will lapse in the event the required payment is not made.

3. GMDB PREMIUM TEST The GMDB Premium Test is satisfied as of a Monthly Deduction Day if the total premiums paid to date under the Base Policy, less any partial surrenders made, are at least equal to the Total GMDB Premium as of that date.

4. DEFINITION OF "GMDB PREMIUM" The Total GMDB Premium on a Monthly Deduction Day is equal to the cumulative sum of all Monthly GMDB Premiums from the Policy Date up to that Monthly Deduction Day. The Monthly GMDB Premium is shown on the "Premium Information" Policy Data page.

     Since this policy must continue to qualify as Life Insurance, as defined under Section 7702 of the Internal Revenue Code, we will never require the payment of a GMDB Premium, which would exceed the Guideline Premium Limit. If this occurs, we will mail a notice to you telling you of this.

     The Monthly GMDB Premium can change if: (a) The Base Policy's Face Amount or any attached riders changes; (b) The Life Insurance Benefit Option changes; (c) Any riders are added to or removed from the Base Policy; (d) The Insured's class of risk changes; or (e) A partial surrender is made. If the Monthly GMDB Premium changes, the Total GMDB Premium will increase each month by the new Monthly GMDB Premium beginning on the Monthly Deduction Day on or after the date of the change.

     If the Monthly GMDB Premium changes, we will give you new Policy Data pages which reflect the change.

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                  GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB)
                                   (CONTINUED)

5. FAILURE OF THE GMDB PREMIUM TEST If on a Monthly Deduction Day, the Base Policy does not satisfy the GMDB Premium Test and the amount by which the Test is failed is more than one Monthly GMDB Premium, we will send a notice to you requesting a payment equal to the amount necessary to pass the GMDB Premium Test as of that Monthly Deduction Day. If we do not receive this requested payment by the next Monthly Deduction Day, this rider will end on that day. However, we will reinstate this rider if the required payment is received before the Monthly Deduction Day that follows the date the rider ended.

6. LOAN REQUIREMENTS In order to keep this rider in force, the following restrictions apply to loans taken under the Base Policy:

     (a) If a loan is taken during the first 2 policy years, this rider will end when the loan is taken.

     (b) If a loan is requested after the first 2 policy years (or when unpaid loan interest is charged as a new loan), the Cash Surrender Value less the new loan and any previous unpaid loans and accrued interest must exceed the total of the Monthly GMDB Premiums, accumulated at an annual effective rate of 6% as of that date. If the new loan is for an amount, which would cause this rider to end, we will notify you prior to granting the loan.

7. RIDER CHARGE There is a charge for this rider, as shown on the "Premium Information" Policy Data page. This charge will be deducted from the Base Policy's Cash Value on each Monthly Deduction Day.

8. EFFECT OF GMDB RIDER ON OTHER RIDERS The GMDB benefit also covers the monthly deductions due for any other riders, which may be included in this policy.

     If monthly deductions for the Base Policy are being waived under the terms of another rider attached to the Base Policy, this rider is placed on an inactive status and no benefit under this rider is in effect. In addition, no charges (including the Monthly GMDB Premium, shown on the "Premium Information" Policy Data page) for this rider will be payable to us.

     However, once monthly deductions for the Base Policy are no longer being waived as described above, this rider will automatically be restored. Beginning on the next Monthly Deduction Day, the charge for this rider will be deducted, the Monthly GMDB Premium must again be paid, and the GMDB premium tests will be resumed.

9.   VALUES This rider does not have cash or loan value.

10. RIDER DATES AND AMOUNTS When this rider is issued, we show the Expiry Date, the Monthly GMDB Premium and the charge for this rider on the Policy Data pages. The rider and the Base Policy have the same Issue Date.

11. CONFORMITY WITH LAW This rider is subject to all laws that apply. We reserve the right to make changes to this rider to ensure that this rider qualifies as life insurance under federal tax law.

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                 GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB)
                                  (CONTINUED)

12. WHEN RIDER ENDS You may cancel this rider, at any time, by sending a signed notice to us at our Service Office for variable products or any other location that we indicate to you in writing. This Service Office is referred to in the most current prospectus that is on file with the SEC. This rider will end on the Monthly Deduction Day on or next following the date we receive your request.

     This rider will also end for any of the following reasons.

     (a)  If the rider reaches its Expiry Date;

     (b) The GMDB Premium Test is not satisfied on a Monthly Deduction Day, and any required payment is not received by the next Monthly Deduction Day that follows the date this rider ends;

     (c) If a loan is taken under the Base Policy which violates the restrictions set forth in Section 6; or

     (d)  If the Base Policy ends or is surrendered.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

Secretary                               President
/s/ Catherine A. Marrion               /s/ Theodore A. Mathas

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